UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
_________________________
(Amendment No. 38)*

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
(Name of Issuer)
_______________________

COMMON STOCK, Par Value $1 Per Share
(Title of Class of Securities)
________________________

390064 10 3

(CUSIP Number)
________________________

John D. Barline, Esq.
Williams, Kastner & Gibbs, LLP
1301 A Street, Suite 900
Tacoma, Washington 98402
(253) 552-4081
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
___________________________

Copy to:
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
_________________________

March 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390064 10 3

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Warenhandelsgesellschaft KG 51-0235841
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 21,995,371
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 21,995,371
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,995,371
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14)	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 390064 10 3

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Verwaltungs-und Beteiligungs GmbH
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 21,995,371
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 21,995,371
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,995,371
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 390064 10 3

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian Wilhelm Erich Haub ###-##-####
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) AF and PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 616,299A
	(8)	SHARED VOTING POWER 21,995,371B
	(9)	SOLE DISPOSITIVE POWER 616,299A
	(10)	SHARED DISPOSITIVE POWER 21,995,371B
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,611,670A,B
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.7%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

A	INCLUSIVE OF OPTIONS TO PURCHASE 578,335 SHARES OF THE COMPANY’S COMMON STOCK.
B
INCLUSIVE OF 21,995,371 SHARES OF THE COMPANY'S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW), BUT EXCLUSIVE OF 500 SHARES OF THE COMPANY’S COMMON STOCK HELD BY THE WIFE OF CH (AS DEFINED BELOW) IN RESPECT OF WHICH CH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.

CUSIP No. 390064 10 3

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karl-Erivan Warder Haub ###-##-####
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 21,995,371
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 21,995,371
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,995,371
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 390064 10 3

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erivan Karl Haub ###-##-####
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) AF and PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 150,100
	(8)	SHARED VOTING POWER 21,995,371A
	(9)	SOLE DISPOSITIVE POWER 150,100
	(10)	SHARED DISPOSITIVE POWER 21,995,371A
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,145,471
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

A	INCLUSIVE OF 21,995,371 SHARES OF THE COMPANY'S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW), BUT EXCLUSIVE OF 11,259 SHARES OF THE COMPANY’S COMMON STOCK AND OPTIONS TO PURCHASE 3,291 SHARES OF THE COMPANY’S COMMON STOCK HELD BY THE WIFE OF EKH (AS DEFINED BELOW) IN RESPECT OF WHICH EKH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.

                  This Amendment No. 38 relates to reporting a change in the facts set forth in the Schedule 13D required by Rule 13d-1(a), and is intended to amend and restate the entire text of the statement on Schedule 13D (the “Statement”) to update the information presented therein and create a composite Statement presenting such information in one document. Accordingly, the Statement is hereby amended and restated in its entirety to read as follows:

Item 1.  Security and Issuer

This Statement relates to the Common Stock, par value $1 per share (the “Common Stock”), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the “Company”). The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.  Identity and Background

(a) - (c); (f)

The names of the persons filing this Statement (the “Reporting Parties”) are the following: Tengelmann Warenhandelsgesellschaft KG, a limited partnership organized under the laws of the Federal Republic of Germany (“Tengelmann”); Tengelmann Verwaltungs-und Beteiligungs GmbH, a limited liability company authorized under the laws of the Federal Republic of Germany (“TVB”); Erivan Karl Haub (“EKH”); Karl-Erivan Warder Haub (“KEH”); and Christian Wilhelm Erich Haub (“CH”). The address of the principal office of both Tengelmann and TVB is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany. EKH is a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany. KEH is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany. CH is a citizen of the United States and the Federal Republic of Germany whose business address is 2 Paragon Drive, Montvale, New Jersey 07645.

Tengelmann is engaged in general retail marketing. It owns, operates and has investments in, through affiliated companies and subsidiaries, several chains of stores, which principally sell grocery and department store items throughout the Federal Republic of Germany, other European countries and the United States. The general partners of Tengelmann are EKH, TVB, and two of EKH’s sons: KEH and CH. KEH and CH are co-Chief Executive Officers and Managing Directors of Tengelmann. Tengelmann’s sole limited partner is Georg Rudolf Otto Haub (“GH”), EKH’s third son. GH is a Managing Director of a company affiliated with Tengelmann and a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany. 6% of the economic and voting interests of Tengelmann are owned by EKH, with the remainder equally divided among KEH, CH and GH.

TVB is the sole managing partner of Tengelmann. By virtue of the articles of association of Tengelmann, TVB has the exclusive right to direct Tengelmann and is solely responsible for its conduct. TVB, whose only shareholders are EKH and his three sons, is not an operating company. KEH and CH are the only Managing Directors (“Co-CEOs”) of TVB.

CH is and has been a member of the Board of Directors of the Company since December 3, 1991. CH has served as Chairman of the Board of Directors of the Company since May 1, 2001 and Chair of the Executive Committee of the Company since August 15, 2005. CH served as Chief Executive Officer of the Company from May 1, 1998 through August 15, 2005. In addition, CH served as President of the Company from December 7, 1993 through February 24, 2002, and from November 4, 2002 through November 15, 2004.

(d) - (e)

None of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any director of TVB or any partner of Tengelmann, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Since July 1, 2002, EKH has acquired 60,000 shares of Common Stock for an aggregate purchase price of $682,181. Since July 1, 2002, CH has acquired 34,964 shares of Common Stock for an aggregate purchase price of $49,925 and was granted options to acquire 269,536 shares of Common Stock (all of which are exercisable as of the date hereof) in connection with his employment with the Company and gave 500 shares of Common Stock to his wife. Since July 1, 2002, Tengelmann has acquired 285,371 shares of Common Stock for an aggregate purchase price of $2,074,114. The funds used by both EKH and CH to purchase all such shares consisted of their respective personal funds. The funds used by Tengelmann to purchase all such shares consisted of working capital.

The shares of Common Stock referred to in Item 5(a) hereof as being beneficially owned by Tengelmann, TVB, KEH, CH, and EKH (other than the shares referred to in the previous paragraph) were acquired by Tengelmann, KEH, CH and EKH in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D.

Item 4.  Purpose of Transaction

Tengelmann holds the shares of Common Stock it owns as an investment. Except for CH serving as Executive Chairman of the Company, Tengelmann does not participate in the day-to-day management of the Company, and it does not have any present intention to increase its participation. Tengelmann reserves the right, however, to increase its participation in the day-to-day management of the Company, to the extent it deems such participation appropriate, and the size of its holdings of Common Stock gives it power to do so.

Of the seven current directors of the Company, the following three were suggested for nomination by Tengelmann:

John D. Barline (“JDB”)
Jens-Juergen Boeckel (“JJB”)
Christian Wilhelm Erich Haub

Tengelmann expects to continue to nominate persons for election as directors of the Company. Subject to the following paragraph, while it has no present intention of doing so, Tengelmann reserves the right to nominate and cause the election of additional directors or all the members of the Board of Directors of the Company (the “Board”), and the size of its holdings of Common Stock gives it power to do so.

On March 4, 2007, the Company, a wholly owned subsidiary of the Company and Pathmark Stores, Inc. (“Pathmark”), entered into a merger agreement pursuant to which the Company has agreed to acquire Pathmark (“Pathmark Acquisition”). Simultaneously with the execution and delivery of the Merger Agreement, the Company and Tengelmann entered into a stockholder agreement (the “Stockholder Agreement”) as an inducement for Tengelmann to support the Pathmark Acquisition, as further described below in Item 6. As described in Item 6, the corporate governance provisions of the Stockholder Agreement will become effective upon consummation of the Pathmark Acquisition. Simultaneously with the execution and delivery of the Merger Agreement, at the specific request of Pathmark, and as an inducement to Pathmark’s willingness to enter into the Merger Agreement, Tengelmann also entered into a voting agreement with Pathmark (the “Voting Agreement”), as further described below in Item 6. The descriptions of the Stockholder Agreement and the Voting Agreement set forth in Item 6 are incorporated herein by reference in their entirety and are qualified by reference to the full text of the Stockholder Agreement and the Voting Agreement, copies of which are filed as Exhibits 1 and 2 hereto and incorporated herein by reference in their entirety.

Subject to the corporate governance provisions of the Stockholder Agreement if they become effective, the Reporting Parties may in the future exercise any and all of their respective rights as shareholders of the Company, including to cause or facilitate one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. For example, the Reporting Parties may purchase or sell shares of Common Stock in the open market or in private transactions or launch a tender offer for shares of Common Stock. Subject to the corporate governance provisions of the Stockholder Agreement if they become effective, the Reporting Parties may also encourage, solicit or vote shares of Common Stock to approve:

•	an extraordinary transaction;

•	a change to the composition or size of the Board or the terms to be served by directors or a nomination to fill an existing vacancy on the Board or a change to the Company’s management;

•	a change to the Company’s business or corporate structure;

•	a change to the Company’s charter or bylaws, including a change which may impede or facilitate the acquisition of control of the Company by any person; or

•
causing the Common Stock, or any other securities of the Company that may be listed on the New York Stock Exchange or any other national securities exchange or quoted on any inter-dealer quotation system, to be delisted from such exchange or no longer be authorized to be quoted on such system, or the registration of any such securities under federal securities laws to be terminated.

As of the date of this Schedule 13D, except as set forth above in connection with the Pathmark Acquisition, none of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any of the other persons named in Item 2 hereof has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) - (b)

As of the close of business on March 5, 2007, EKH, TVB, CH, and KEH were the beneficial owners (through Tengelmann) of 21,995,371 shares of Common Stock, constituting approximately 53.0% of the outstanding shares of Common Stock (according to the Company, as of January 5, 2007, there were outstanding 41,509,506 shares of Common Stock) and share the power to vote, or direct the vote of, and the power to dispose and direct the disposition of, such shares. In addition, as of the close of business on March 5, 2007, EKH was the direct beneficial owner of 150,100 shares of Common Stock constituting approximately 0.4% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares. Also, as of March 5, 2007, CH was the direct beneficial owner of 37,964 shares of Common Stock in addition to options to purchase 578,335 shares of Common Stock constituting approximately 0.7% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares.

As of the close of business on March 5, 2007 to the best knowledge of the Reporting Parties, the persons named in Item 2 hereof (other than the Reporting Parties) and the directors of the Company suggested for nomination by Tengelmann (other than CH, who is a Reporting Party) were the beneficial owners of shares of Common Stock as set forth in Appendix A hereto. JDB, a citizen of the United States whose business address is Williams, Kastner & Gibbs, LLP, 1301 A Street, Suite 900, Tacoma, Washington 98402, is an attorney of counsel at Williams, Kastner & Gibbs, LLP, a director and corporate secretary of Sun Mountain Resorts, Inc. and a director of Sun Mountain Lodge, Inc., Wissoll Trading Company, Inc., the Le May Automobile Museum, Precision Machine Works, Inc. and the Company. JJB, a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany, is the chief financial officer of Tengelmann, a member of the Supervisory Board of Kaiser’s Tengelmann AG, chair of the Family Council, chairman of the advisory Board of Fahrzeug-Werke Lueg AG and a director of the Company.

Except as described in the preceding paragraphs, neither the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 hereof or any person who, together with any of the persons named in Item 2 hereof, comprise a group within the meaning of Section 13(d)(3) of the Act, owns beneficially any shares of Common Stock. Except as described in the preceding paragraphs, each of the Reporting Parties disclaim any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the shares owned by the other Reporting Parties, JDB, JJB or the wives of EKH or CH. Each of the Reporting Parties expressly declares that the filing of this statement shall not be construed as an admission that such reporting party is, for purposes of Section 13 of the Act, a beneficial owner of the shares of Common Stock owned by JDB or JJB.

Neither JDB nor JJB, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) - (e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Simultaneously with the execution and delivery of the Merger Agreement, the Company and Tengelmann entered into the Stockholder Agreement as an inducement for Tengelmann to support the Pathmark Acquisition. The corporate governance provisions of the Stockholder Agreement, described below, will become effective upon consummation of the Pathmark Acquisition.

In accordance with the Stockholder Agreement, the Board will have nine members, including upon consummation of the Pathmark Acquisition, four Directors nominated by Tengelmann, and the number of directors may not be increased without the approval of at least 66.67% of the total number of Directors (assuming all seats are filled) or decreased without the consent of Tengelmann and the approval of at least 66.67% of the total number of Directors (assuming all seats are filled).

The Stockholder Agreement provides that for so long as Tengelmann and its affiliates beneficially own at least 10% of the voting power in the Company, Tengelmann will have the right to designate for nomination director nominees in proportion to its ownership percentage and the Board has agreed to recommend these nominees for election and to use reasonable best efforts to solicit proxies in favor of these nominees. Tengelmann has agreed to vote for all other director nominees, other than in contested elections, in a manner proportionate to unaffiliated stockholder votes. Tengelmann has also agreed not to take any action to remove or oppose any Board member not nominated by Tengelmann or to seek to change the size of the

Board or otherwise seek to expand Tengelmann’s Board representation in a manner inconsistent with this voting obligation.

The Stockholder Agreement provides that for so long as Tengelmann and its affiliates beneficially own at least 25% (as calculated in accordance with the Stockholder Agreement) of the voting power in the Company, Tengelmann’s approval will be required for specified Company actions including specified extraordinary corporate transactions, specified issuances of securities, changes to the Company’s organizational documents and specified governance policies, takeover defenses and specified transactions with affiliates. During this period, the approval of a majority of the Tengelmann nominated directors will be required for other specified Company actions, including specified acquisition or disposition transactions, specified issuances or repurchases of securities, specified capital expenditures and debt incurrence, dividends, adoption and amendment of strategic and business plans, and the appointment or removal of the Company Chairman and appointment of the Company Chief Executive Officer. Prior to entering into the Stockholder Agreement, the Board adopted amendments to the Company’s Bylaws which will become effective upon the consummation of the Pathmark Acquisition to reflect the foregoing rights.

Pursuant to the Stockholder Agreement, the Company has agreed to register under the Securities Act of 1933 sales by Tengelmann and its affiliates of Company securities. Tengelmann may make up to two demand registrations in any 12 month period, and not more than three in any 24 month period, subject to specified limitations, including limitations on the value of securities to be registered and the timing of such registrations. Tengelmann and its affiliates may also sell their shares pursuant to registered sales by other Company stockholders or the Company, subject to similar limitations. In addition, the Stockholder Agreement grants Tengelmann preemptive rights in respect of specified equity issuances by the Company and the right to cause the Company to settle certain warrants to acquire Company securities with Company stock purchased from Tengelmann.

The preceding description of the Stockholder Agreement is qualified by reference to the full text of the Stockholder Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference in its entirety.

Simultaneously with the execution and delivery of the Merger Agreement, at the specific request of Pathmark, and as an inducement to Pathmark’s willingness to enter into the Merger Agreement, Tengelmann also entered into the Voting Agreement with Pathmark, relating to 21,995,371 shares of Common Stock and any Common Stock acquired by Tengelmann subsequent to the date of the Voting Agreement (collectively, the “Subject Shares”). Pursuant to the Voting Agreement, Tengelmann agreed, among other things, to vote the Subject Shares (a) in favor of (i) the issuance of Common Stock in connection with the Merger and (ii) the amendment of the preemptive rights provisions of the Company’s charter proposed in connection with the Merger and (b) against specified actions that would delay the consummation of the Merger.

The preceding description of the Voting Agreement is qualified by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference in its entirety.

In connection with Tengelmann’s reservation of the right to acquire or sell shares of Common Stock from time to time in the open market and by private purchase or sale, UBS Warburg LLC has acted and presently acts as broker and agent for Tengelmann.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1  Stockholder Agreement, dated as of March 4, 2007, by and between the Company and Tengelmann.

Exhibit 2  Voting Agreement, dated as of March 4, 2007, among Tengelmann and Pathmark.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENGELMANN WARENHANDELSGESELLSCHAFT KG,
by	Tengelmann Verwaltungs-und Beteiligungs GmbH, as Managing Partner
by: /s/ Karl-Erivan Warder Haub Name: Karl-Erivan Warder Haub Title: Co-CEO

TENGELMANN VERWALTUNGS-UND BETEILIGUNGS GMBH,
by	/s/ Karl-Erivan Warder Haub Name: Karl-Erivan Warder Haub Title: Co-CEO

/s/ Karl-Erivan Warder Haub Name: Karl-Erivan Warder Haub
/s/ Christian Wilhelm Erich Haub Name: Christian Wilhelm Erich Haub
/s/ Erivan Karl Haub by John D. Barline Name: Erivan Karl Haub
By John D. Barline Attorney-in-Fact

The Powers of Attorney executed by EKH authorizing JDB to sign and file this Amendment on his behalf, which was filed as Exhibit 2 to Amendment No. 34 to the Statement filed with the Securities and Exchange Commission on May 15, 1997, by such Reporting Party is hereby incorporated by reference.

Dated:  March 7, 2007

Appendix A

Persons Named in Item 5(a) (other than the Reporting Parties)*	Number of Shares**	Percentage of Outstanding Shares***

JDB	37,038	****
JJB	19,648	****

_____________________

* To the best knowledge of the Reporting Parties, each such person has the sole power to vote and dispose of his or her shares of Common Stock, other than 500 shares of Common Stock owned by JDB’s mother.

** The amounts shown include all options and deferred compensation awards granted under Company plans regardless of whether exercisable within 60 days. The number of options included in the total number of owned shares are 971 for JDB and 2,529 for JJB.  The number of shares granted under deferred compensation plans included in the total number of owned shares are 20,947 for JDB and 9,167 for JJB.

*** According to the Company, as of January 5, 2007, there were outstanding 41,509,506 shares of Common Stock.

**** Less than 1%.